SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S SECOND QUARTER OF 2008
FINANCIAL AND OPERATING REPORT

Mexico City, July 21, 2008 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2008.

  In the second quarter we added 6.1 million subscribers to finish June with 165.3 million clients. These net adds exceeded both those registered in the prior quarter and the ones seen a year before.

  In Central America and the Caribbean we had 3.9 million fixed lines at the end of June, for a total of 169.2 million lines in the Americas.

  Brazil led the way in net additions, with 1.9 million, followed by Mexico with 1.3 million and Colombia with 1.1 million. They all surpassed those obtained the previous year. In Argentina we gained 410 thousand subs and in Peru 382 thousand subs.

  Revenues in the second quarter totaled 84.6 billion pesos. They were up 13.6% year-on-year, and 4.0% over the quarter. Sequentially, service revenue growth was stronger in Mexico (4.4%) and Colombia, Ecuador and Peru (6% on average).In the six months to June, revenues amounted to 165.9 billion pesos, 16.9% above those registered in the first half of 2007.

  ARPUs rose over the quarter in Mexico, Argentina and Colombia. Traffic has been growing rapidly driven by subscriber growth and reductions in airtime costs. In all our major operations MOUs have increased year-on-year, most notably in Mexico with nearly 40% growth, where we continue to see good elasticity of demand.

  EBITDA for the quarter was 34.7 billion pesos, 13.7% higher than in the second quarter of 2007. Our EBITDA margin for the period stood at 41.0%, with margins rising sequentially in most of our operations. Through June EBITDA came in at 68.6 billion pesos, which represents an annual increase of 15.7%.

  We made an operating profit of 24.6 billion pesos and a net profit of 17.7 billion pesos in the second quarter. They were up 13.6% and 25.3% year-on-year. Our net income was equivalent to 51 Mexican peso cents per share and 99 USD cents per ADR. In the first six months of the year our net income totaled 31.4 billion pesos.

  As of June our net debt stood at 84.9 billion pesos, equivalent to 0.63 times EBITDA (last twelve months), down from 92.7 billion in December. Our operating cash flow allowed us to fund capital expenditures of 26.7 billion pesos and share buybacks of 13.9 billion while at the same time reducing by 5.3 billion pesos our net debt.

América Móvil Fundamentals

Constant Mex$

	2Q08	2Q07	Var.%	Jan - Jun' 08	Jan - Jun' 07	Var.%

EPS (Mex$)*	0.51	0.40	27.5%	0.91	0.81	11.6%
Earning per ADR (US$)**	0.99	0.74	33.7%	1.72	1.48	16.0%
Net Income (millions of Mex$)	17,659	14,094	25.3%	31,436	28,665	9.7%
EBITDA (millions of Mex$)	34,686	30,518	13.7%	68,629	59,339	15.7%
EBIT (millions of Mex$)	24,606	21,665	13.6%	48,372	43,023	12.4%

Shares Outstanding (billion)	34.59	35.21	-1.8%	34.69	35.31	-1.7%
ADRs Equivalent (billions)**	1.73	1.76	-1.8%	1.73	1.77	-1.7%

*Net Income / Total Shares outstanding ** 20 shares per ADR

Relevant Events

On May 7th América Móvil was awarded a license to provide wireless services in Panama through its Panamanian subsidiary, Claro Panamá, S.A. Under the license, Claro has the right for the use and exploitation of 30 megahertz in the 1900-megahertz band over a 20-year period.

In the same month, we agreed with the Ecuadorean Government the renewal, for a new 15-year term, of our concession to provide wireless services in Ecuador.

In June, we announced that we had reached an agreement with Apple Inc. to commercialize the new iPhone 3G in Latin America. It was very successfully launched in Mexico on July 11th and will be available in the rest of our operations in the summer.

Beginning on July 12th, mobile number portability was implemented in Mexico. This is the first country in Latin America to adopt this new scheme by which subscribers may change carriers without losing their phone number.

América Móvil has led the reductions in airtime prices all throughout Latin America. Our average revenue per minute of voice has declined by 18.7% year-on-year to 8.3 US dollar cents, reflecting reductions in substantially all of our subsidiaries.

América Móvil's Subsidiaries & Affiliates as of June 2008

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	Claro	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	100.0%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.4%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
- Honduras	Claro	wireless	100.0%	Global Consolidation Method
- Jamaica	Mi Phone	wireless	100.0%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	Claro	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	Claro	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Televista	other	45.0%	Equity Method

Subscribers

América Móvil added 6.1 million wireless subscribers in the second quarter, exceeding by 1.9% those obtained in the same period of 2007 and by 6.6% the ones gained in the previous quarter. In the first semester we added a total of 11.9 million subs, bringing our subscriber base to 165.3 million at the end of June, 20.4% more than a year before. Together with 3.9 million fixed lines in Central America and the Caribbean, we have a total of 169.2 million lines in the Americas.

Second quarter net additions for Telcel, 1.3 million, were 12.3% higher than those of the same quarter of last year. Through June, we obtained 2.8 million new subscribers, slightly less than the ones obtained in the first half of 2007, to finish the period with a total of 52.9 million clients, 14.6% more than a year before.

Our South American operations, which already account for 54% of our consolidated subscriber base, continued to show fast growth rates. A case in point is Brazil, which led the way amongst our operations with quarter net additions of 1.9 million subs, which surpassed by 17.4% the number registered the previous year. Through June we gained 2.9 million subs, 21.6% more than in the first half of 2007. Our share of net additions in the Brazilian market was 26.3% in the quarter and 23.7% in the six months to June. Our Brazilian subscriber base, 33.1 million in June, was up 26.1% year-on-year and 6.2% over the quarter.

In Argentina we gained 410 thousand new clients in the quarter—one million in the six months to June—bringing our subscriber base to 14.5 million, up 24.0% from a year before. At the end of the first quarter we had become the largest carrier by subscribers in that country.

Colombia maintained the rapid subscriber growth pace exhibited in the previous quarters as second quarter net additions rose 88.4% relative to the previous year to 1.1 million, bringing the number for the first semester to 1.9 million. By the end of the period, we had 24.2 million subscribers, which represented an annual increase of 17.4% ..

Peru upheld its leading position amongst our subsidiaries in terms of the pace of subscriber growth, with a 46.7% year-on-year increase of our subscriber base, which stood in June at 6.4 million. We added 382 thousand clients in the quarter and 937 thousand in the six months to June. In Ecuador, we gained 197 thousand new clients in the period to finish June with 7.4 million subscribers, 18.9% more than a year before. Chile ended June with 2.7 million subscribers, after adding 33 thousand subs in the quarter.

Altogether, our operations in Central America obtained 306 thousand subscribers in the second quarter and 719 thousand in the first half of the year. Our combined subscriber base in the region ended June at 8.9 million, 31.1% more than in 2007. In addition to these, América Móvil has 2.2 million landlines in Central America.

Subscribers as of June 2008

Thousands

	Total(1)

Country	Jun'08	Mar'08	Var.%	Jun'07	Var.%

Mexico	52,852	51,540	2.5%	46,114	14.6%
Brazil	33,113	31,182	6.2%	26,252	26.1%
Chile	2,736	2,703	1.2%	2,694	1.6%
Argentina, Paraguay and Uruguay	15,704	15,267	2.9%	12,735	23.3%
Colombia	24,195	23,129	4.6%	20,607	17.4%
Ecuador	7,391	7,194	2.7%	6,216	18.9%
Peru	6,392	6,010	6.4%	4,357	46.7%
Central America	8,875	8,570	3.6%	6,771	31.1%
Caribe	3,926	3,679	6.7%	2,913	34.8%
USA	10,108	9,895	2.1%	8,576	17.9%

Total Wireless	165,292	159,168	3.8%	137,237	20.4%

Central America	2,179	2,212	-1.48%	2,229	-2.2%
Caribe	1,710	1,647	3.8%	1,632	4.8%

Total Fixed	3,889	3,859	0.8%	3,861	0.7%

Total Lines	169,182	163,027	3.8%	141,098	19.9%

As regards our operations in the Caribbean, in the second quarter we increased by 247 thousand subscribers our base in the region, which was up 34.8% year-on-year to 3.9 million subs. Dominicana was the fastest growing operation in the Caribbean. We have also increased, by 3.8% to 1.7 million, the number of fixed lines we have in this region.

Tracfone in the US gained 213 thousand subs in the quarter and 594 thousand in the six months to June to finish with 10.1 million clients. Tracfone’s subscriber base rose 17.9% as compared to a year before.

América Móvil Consolidated Results

Strong subscriber growth characterized our second quarter, with net additions of 6.1 million subscribers that exceeded both those registered in the prior quarter and the ones seen a year before.

Consolidated revenues of 84.6 billion pesos in the quarter were up 4.0% sequentially and 13.6% annually, with service revenues rising at the same pace in annual terms. Quarter-over-quarter service revenue growth was particularly strong in Mexico (4.4%) and in Colombia, Ecuador and Peru, where it averaged 6%.

ARPUs rose over the quarter in Mexico, Argentina and Colombia, but fell slightly in Brazil and Peru, where subscriber growth was fastest (approximately 6.3% in the quarter). Traffic has been growing rapidly driven by subscriber growth and reductions in airtime costs. In all our major operations MOUs have increased year-on-year.

Second quarter EBITDA totaled 34.7 billion pesos, 13.7% more than a year before. The EBITDA margin, 41.0%, was identical to the one seen then. Margins rose sequentially in most of our operations.

America Movil's Income Statement
Millions of constant Mex$

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Service Revenues	72,528	63,857	13.6%	143,629	122,730	17.0%
Equipment Revenues	12,049	10,568	14.0%	22,277	19,145	16.4%

Total Revenues	84,577	74,424	13.6%	165,906	141,874	16.9%

Cost of Service	16,860	14,797	13.9%	33,593	28,113	19.5%
Cost of Equipment	18,241	16,783	8.7%	34,825	30,904	12.7%
Selling, General & Administrative Expenses	14,790	12,326	20.0%	28,859	23,519	22.7%

Total Costs and Expenses	49,891	43,906	13.6%	97,277	82,536	17.9%

EBITDA	34,686	30,518	13.7%	68,629	59,339	15.7%
% of Total Revenues	41.0%	41.0%		41.4%	41.8%

Depreciation & Amortization	10,081	8,853	13.9%	20,257	16,316	24.2%

EBIT	24,606	21,665	13.6%	48,372	43,023	12.4%
% of Total Revenues	29.1%	29.1%		29.2%	30.3%

Net Interest Expense	1,481	1,469	0.8%	3,350	2,774	20.8%
Other Financial Expenses	2,043	791	158.4%	3,778	1,123	236.3%
Foreign Exchange Loss	-3,758	-1,712	-119.5%	-4,115	-2,503	-64.4%

Comprehensive Financing Cost (Income)	-235	548	-142.9%	3,012	1,394	116.1%

Other Income and Expenses	1,038	900	15.3%	1,440	1,106	30.1%
Income & Deferred Taxes	6,122	6,118	0.1%	12,442	11,816	5.3%

Net Income before Minority Interest and Equity	17,681	14,099	25.4%	31,478	28,707	9.7%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	12	23	-46.5%	29	39	-26.5%
Minority Interest	-34	-28	-20.4%	-71	-80	11.7%

Net Income	17,659	14,094	25.3%	31,436	28,665	9.7%

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated
Millions of Mex$

	Jun '08	Dec'07	Var.%	Jun '07	Var%		Jun '08	Dec'07	Var.%	Jun '07	Var%

Current Assets						Current Liabilities
Cash & Securities	8,327	12,022	-30.7%	17,484	-52.4%	Short Term Debt**	23,318	19,953	16.9%	8,862	163.1%
Accounts Receivable	42,197	44,756	-5.7%	43,499	-3.0%	Accounts Payable	81,388	71,794	13.4%	65,330	24.6%
Other Current Assets	8,167	4,488	82.0%	6,803	20.0%	Other Current Liabilities	24,191	23,214	4.2%	29,842	-18.9%

Inventories	25,249	21,060	19.9%	17,220	46.6%		128,897	114,960	12.1%	104,034	23.9%

	83,941	82,327	2.0%	85,006	-100%

Long-Term Assets
Plant & Equipment	165,735	167,084	-0.8%	149,739	10.7%
Investments in Affiliates	613	590	4.0%	579	6.0%	Long-Term Liabilities
						Long Term Debt	69,939	84,799	-17.5%	83,723	-16.5%
Deferred Assets						Other Liabilities	21,521	22,504	-4.4%	13,858	55.3%

Goodwill (Net)	43,615	44,725	-2.5%	43,989	-0.8%		91,460	107,303	-14.8%	97,581	-6.3%
Brands, Patents & Licenses	49,389	42,165	17.1%	41,861	18.0%
Deferred Assets	13,606	12,231	11.2%	11,294	20.5%	Shareholder's Equity	136,542	126,858	7.6%	130,852	4.3%

Total Assets	356,899	349,121	2.2%	332,467	7.3%	Total Liabilities and Equity	356,899	349,121	2.2%	332,467	7.3%

* This presentation conforms with that of América Móvil's audited financial statements ** Includes current portion of Long Term Debt

Through June América Móvil’s revenues totaled 165.9 billion pesos and EBITDA 68.6 billion pesos. They were up 16.9% and 15.7% respectively as compared to the prior year. The EBITDA margin, 41.4%, was virtually unchanged.

We obtained an operating profit of 24.6 billion pesos in the second quarter which, together with a comprehensive financing income of 0.2 billion, resulted in a net profit after taxes of 17.7 billion pesos, up 25.3% year-on-year. Our comprehensive financing income came about as foreign exchange gains surpassed our net interest and other financial expenses.

In the second quarter the Mexican peso appreciated against most Latam curencies and the US dollar. Whereas some of these movements generated foreign exchange gains, their aggregate impact on our consolidated operating flows was slightly negative quarter-over-quarter.

In the first half of the year our operating profit totaled 48.4 billion pesos and our net income 31.4 billion. They were up by 12.4% and 9.7% respectively in annual terms.

As of June our net debt stood at 84.9 billion pesos, down from 92.7 billion in December. Our operating cash flow allowed us to fund capital expenditures of 26.7 billion pesos (which include the purchase of spectrum in Brazil) and share buybacks in the amount of 13.9 billion, all the while reducing by 5.3 billion pesos our net debt.

Financial Debt of América Móvil*

Millions of U.S. Dollars

	Jun-08	Dec-07

Peso Denominated Debt	3,470	2,962
Bonds and other securities	2,786	2,407
Banks and others	684	555
U.S. Dollar - denominated debt	4,255	5,518
Bonds and other securities	3,793	4,293
Banks and others	462	1,225
Debt denominated in other currencies	1,246	1,160
Bonds and other securities	510	488
Banks and others	736	672

Total Debt	9,068	9,640
Short term debt and current portion of long-term debt	2,267	1,836
Long-term debt	6,801	7,804

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

Our Mexican operations added 1.3 million subscribers in the second quarter, 12.3% more than a year before, to finish the quarter with 52.9 million clients, a 14.6% increase over twelve months. Through June Mexico had gained 2.8 million subscribers, almost as many as it did in the first half of 2007.

Revenues rose 12.1% year-on-year and 5.3% sequentially to 33.9 billion pesos, with service revenues expanding by 4.4% quarter-over-quarter. In the six months to June revenues totaled 66.1 billion pesos, which represents an 11.3% increase in annual terms.

ARPU climbed to 178 pesos from 174 the previous quarter reflecting higher ARPUs in both the prepaid and the postpaid sectors, with the former rising in the quarter more than twice as fast as the latter on account of seasonal considerations. The increase was driven by a strong expansion of MOUs, which shot up 5.7% quarter-over-quarter to 181 minutes even in the face of strong subscriber growth, bringing to 39% the MOU expansion that has taken place over the last year.

Mexico is, amongst all our operations, the one that has exhibited the greatest increase in traffic per subscriber as we continue to see good elasticity of demand; in fact, it appears that outgoing traffic is becoming even more responsive to price stimulus. Our average revenue per minute of voice, 7.8 US dollar cents, ranks as the second lowest within the OECD block and is one of the lowest in the Americas. Over the last five years it has fallen 60.3% .

EBITDA reached 18.2 billion pesos in the second quarter, growing nearly twice as fast as service revenues on a sequential basis and bringing about a 1.5 percentage points increase in the EBITDA margin, to 53.6% . This expansion partly reflects cost reductions in links, maintenance and rental payments after the launch of our 3G network.

On July 11th we launched the new iPhone 3G in Mexico. Since then, sales of this terminal have been outstanding.

The Comisión Federal de Competencia published their preliminary findings of their investigation regarding competitive conditions in the mobile market, according to which all mobile carriers in Mexico are deemed to have substantial power in the mobile termination market.

INCOME STATEMENT
Mexico
Millions of MxP

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	33,876	30,230	12.1%	66,058	59,327	11.3%

EBITDA	18,152	16,427	10.5%	34,923	32,162	8.6%
%	53.6%	54.3%		52.9%	54.2%

EBIT	16,061	14,469	11.0%	30,772	28,248	8.9%
%	47.4%	47.9%		46.6%	47.6%

Mexico´s Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	52,852	46,114	14.6%
Postpaid	3,826	3,387	12.9%
Prepaid	49,026	42,727	14.7%
MOU	181	130	39.0%
ARPU (MxP)	178	184	-3.4%
Churn (%)	3.3%	3.3%	0.0

Argentina, Paraguay and Uruguay

Our operations in Argentina, Paraguay and Uruguay added a total of 437 thousand subscribers in the second quarter, taking to 1.1 million the net subscriber gains for the first six months of the year. Our combined subscriber base of 15.7 million was up 23.3% relative to last year. Our postpaid subscriber base grew twice as fast as prepaid

Revenues for the quarter came in at 1.8 billion Argentinean pesos, having risen by 30.5% year-on-year and 4.6% sequentially. Service revenue growth was somewhat faster, at a 32.8% annual rate. With service revenue growth outpacing subscriber growth in the period, ARPU increased by 5.6% year-on-year and 0.3% quarter-over-quarter. In the first half of the year, our revenues totaled 3.4 billion Argentinean pesos, up 30.4% as compared to the same period of 2007.

EBITDA for the period, 572 million Argentinean pesos, was up 8.3% over the quarter and 58.5% compared to last year, resulting in a margin expansion of almost six percentage points over twelve-months, to 32.7% of revenues. In the first semester, we generated 1.1 billion Argentinean pesos in EBITDA, 58.5% more than a year before. This represents a 32.1% margin, up 5.7 percentage points from 2007. The improvement in the EBITDA margin is reflective of greater scale and slower subscriber growth as Argentina’s wireless penetration is today in excess of 100%.

We have continued to expand our UMTS/HSDPA network in the region; by the end of June almost 60% of the population in these countries had access to our 3G services.

INCOME STATEMENT
Argentina, Uruguay & Paraguay
Millions of ARP

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	1,750	1,341	30.5%	3,423	2,625	30.4%

EBITDA	572	361	58.5%	1,100	694	58.5%
%	32.7%	26.9%		32.1%	26.4%

EBIT	448	264	69.7%	856	501	70.7%
%	25.6%	19.7%		25.0%	19.1%

Argentina, Uruguay & Paraguay Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	15,704	12,735	23.3%
Postpaid	1,928	1,311	47.1%
Prepaid	13,777	11,425	20.6%
MOU	127	121	5.2%
ARPU (ARP)	32	30	5.6%
Churn (%)	2.4%	2.3%	0.14

Brazil

Brazil has been showing very good momentum in subscriber growth. With 1.9 million net subscriber additions in the second quarter, we surpassed by 17.4% the figure registered the previous year, having captured 26.3% of the net adds of the market. In the six months through June we added a total of 2.9 million clients, bringing our subscriber base to 33.1 million, up 26.1% year-on-year. We gained more than 504 thousand postpaid clients, our best quarter ever, leading our postpaid sub base to 6.5 million subs for an increase of 35.9% relative to June 2007.`

We obtained revenues of 2.8 billion reais in the second quarter, which were up 17.2% year-on-year and 7.7% sequentially. Service revenues expanded 18.7% from a year before, as revenues from value added services rose 57.8%, a testament to the great acceptance 3G services have had, especially mobile broadband. They now represent nearly 9% of service revenues. In the first semester, we registered revenues of 5.5 billion reais, 19.8% above last year, on the back of service revenues that increased 20.3% annually.

We have proceeded to reduce prices to take advantage of what we believe is a good elasticity of demand. As a result, in the second quarter average revenue per minute of voice declined 25.3% year-on-year, fostering a 22.7% increase in minutes of use. Notwithstanding the traffic expansion, the rapid pace of subscriber growth and the lags typically observed in revenue growth relative to the former have led to a decline in ARPU.

EBITDA in the second quarter of 650 million reais was up 8.2% annually, but our EBITDA margin declined vs. a year before to 22.8% . It was pressured by higher selling and marketing expenses brought about by the acceleration of subscriber growth. In the first six months of the year our EBITDA, 1.4 billion reais, exceeded the prior year’s by 20.7% . The margin for this period, 26.2%, was slightly higher than in 2007.

On July 15th, we started offering 3G services in the northern region of Brazil, we launched services in the states of Pará, Maranhão and Amazonas. As of today, we have coverage in over 70 cities in all 11 regions where approximately 45 million people live.

INCOME STATEMENT
Brazil
Millions of BrL

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	2,849	2,431	17.2%	5,494	4,586	19.8%

EBITDA	650	601	8.2%	1,438	1,192	20.7%
%	22.8%	24.7%		26.2%	26.0%

EBIT	93	174	-46.6%	345	342	0.8%
%	3.3%	7.2%		6.3%	7.5%

Chile

At the end of June, we had a total of 2.7 million subscribers in Chile after adding 33 thousand new clients in the second quarter and 64 thousand in the first half of the year. The quality of our subscriber base has improved significantly which has had a positive impact on our collection efforts, to the point that we practically do not have any past-due receivables at present.

Second quarter revenues of 62.2 billion Chilean pesos declined 3.9% on an annual basis, but were slightly higher than in the preceding quarter. In the first six months of 2008 revenues totaled 124 billion Chilean pesos.

We have implemented very strict cost control policies which together with greater efficiencies in technical execution have brought down our costs of service and our general and administrative expenses, allowing our EBITDA to rise to 2.4 billion Chilean pesos, a 63.8% quarter-over-quarter and 124.4% year-on-year increase. Our EBITDA margin for the period stood at 3.8% of revenues.

We have recently launched 3G services in Punta Arenas and today we cover 65% of the population with our new network. We are the only carrier selling PC cards for wireless broadband access for which there has been great acceptance.

INCOME STATEMENT

Chile
Millions of ChP

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	62,217	64,719	-3.9%	124,020	131,421	-5.6%

EBITDA	2,365	-9,689	124.4%	3,809	-8,279	146.0%
%	3.8%	-15.0%		3.1%	-6.3%

EBIT	-6,965	-16,919	58.8%	-14,580	-22,702	35.8%
%	-11.2%	-26.1%		-11.8%	-17.3%

Chile Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	2,736	2,694	1.6%
Postpaid	366	568	-35.6%
Prepaid	2,370	2,126	11.5%
MOU	119	146	-18.6%
ARPU (ChP)	6,570	7358	-10.7%
Churn (%)	4.1%	3.6%	0.5

Colombia

Subscriber growth has again gained momentum in Colombia. Comcel obtained 1.1 million subscribers in the second quarter, 88.4% more than those obtained the previous year, bringing to nearly 1.9 million the net additions for the first half of the year. Our subscriber base reached 24.2 million, surpassing by 17.4% that of June 2007.

Revenues rose 5.6% in the second quarter to 1.4 trillion Colombian pesos with service revenues growing at a similar pace. In the first half of the year revenues totaled 2.7 trillion for a 1.8% year-on-year increase, on the back of service revenues that expanded 3.2% . The most dynamic component of service revenues was data, as revenues from value added services were up 75.5% over the year.

With service revenues increasing more rapidly than subscribers in spite of the marked acceleration of subscriber growth, ARPU posted a 2.0% sequential increase in the quarter. MOUs have risen nearly 34% in annual terms, partly in reaction to a 33.2% reduction in the average revenue per minute of voice.

We generated 700 billion Colombian pesos in EBITDA in the quarter, 6.1% more than last year and 8.6% over the previous quarter. This resulted in an expansion of almost one percentage point in the EBITDA margin from a year before to 49.7%, in spite of much higher net adds. In the six months to June, we generated 1.3 trillion Colombian pesos of EBITDA, which represented 49.0% of revenues.

INCOME STATEMENT

Colombia
Billions of COP

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	1,410	1,349	4.5%	2,745	2,698	1.8%

EBITDA	700	660	6.1%	1,345	1,311	2.6%
%	49.7%	48.9%		49.0%	48.6%

EBIT	509	512	-0.6%	953	1,012	-5.8%
%	36.1%	37.9%		34.7%	37.5%

Colombia Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	24,195	20,607	17.4%
Postpaid	3,439	3,061	12.4%
Prepaid	20,756	17,546	18.3%
MOU	157	117	33.9%
ARPU (COP)	17,769	19,385	-8.3%
Churn (%)	2.4%	2.2%	0.2

Ecuador

In Ecuador, we added a total of 197 thousand wireless subscribers in the quarter, bringing to 455 thousand the net additions of the first semester. We ended the period with a total of 7.4 million clients, 18.9% more than in June of 2007. Our postpaid subscriber base grew even more rapidly: 25.6% in annual terms.

Second quarter revenues increased 18.8% annually and 8.4% sequentially to 258 million dollars, backed by service revenue growth of 20.7% . Even with an annual decline of almost 25% in the average price per minute of voice, blended ARPU was up 1.1% as MOUs surged 35.4% year-on-year. In the six months to June we obtained nearly 500 million dollars in revenues, which exceed by 16.1% those registered a year ago.

At 118 million dollars, EBITDA for the period picked up 27.5% relative to the second quarter of 2007 and 11.6% sequentially. Our EBITDA margin—45.5% —climbed almost three percentage points in twelve months. Through June EBITDA totaled 223 million dollars, exceeding by 23.2% the previous year’s. The EBITDA margin in the first half of the year was 44.9% of revenues.

We have made important progress as regards the deployment of our new UMTS/HSDPA network in the country. Porta is today the only carrier offering 3G services and its 3G network already covers 40% of the population of Ecuador.

INCOME STATEMENT

Ecuador
Millions of Dollars

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	258	218	18.8%	497	428	16.1%

EBITDA	118	92	27.5%	223	181	23.2%
%	45.5%	42.4%		44.9%	42.3%

EBIT	97	68	42.5%	182	135	35.0%
%	37.5%	31.3%		36.5%	31.4%

Ecuador Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	7,391	6,216	18.9%
Postpaid	851	677	25.6%
Prepaid	6,540	5,539	18.1%
MOU	79	58	35.4%
ARPU (USD)	9	9	1.1%
Churn (%)	1.9%	3.4%	(1.5)

Peru

Claro Peru added a total of 937 thousand clients in the six months to June, of which 382 thousand were obtained in the second quarter. At 6.4 million clients, our subscriber base showed an expansion of 46.7% year-on-year. Postpaid subscribers have been growing at an even faster pace: 60% year-on-year.

Second quarter revenues came in at 506 million soles, 18.5% more than in the same period of 2007 and 5.1% over the previous quarter, on the back of annual service revenue growth of 19.1% . Revenues for the first semester added up to 988 million soles having risen by 18.7% year-on-year. Average revenue per minute of voice declined by 25% relative to the second quarter of last year, contributing to a 6.4% increase in MOUs even in the face of very rapid subscriber growth, there being a lag between the activation of subscribers and their generation of traffic.

EBITDA for the quarter increased by 14.6% compared to last year to 158 million soles, equivalent to 31.2% of revenues. Our EBITDA in the first six months of the year came in at 288 million soles, 5.7% higher than in the first semester of 2007, with the EBITDA margin at 29.1% for the period.

INCOME STATEMENT

Peru
Millions of Soles

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	506	427	18.5%	988	833	18.7%

EBITDA	158	138	14.6%	288	272	5.7%
%	31.2%	32.2%		29.1%	32.7%

EBIT	109	88	24.4%	190	174	9.2%
%	21.6%	20.6%		19.2%	20.9%

Peru Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	6,392	4,357	46.7%
Postpaid	663	415	60.0%
Prepaid	5,729	3,942	45.3%
MOU	87	82	6.4%
ARPU (Sol)	22	28	-21.0%
Churn (%)	3.4%	2.3%	1.1

Central America

Our operations in Central America comprising Guatemala, El Salvador, Honduras and Nicaragua added a total of 306 thousand clients in the second quarter of the year, bringing to 719 thousand the total subscriber gains through June. Our subscriber base topped 8.9 million that month for an increase of 31.1% in relation to a year before.

Revenues totaled 365 million dollars in the second quarter and 731 million dollars in the first half of the year, slightly less than a year before.

In the second quarter, our operations in the region generated 175 million dollars of EBITDA, which represents 48.0% of revenues. In the six months through June, their EBITDA came in at 354 million and the EBITDA margin ended up at 48.4% .

INCOME STATEMENT

Central America Consolidated
Millions of Dollars

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	365	369	-1.2%	731	738	-1.0%

EBITDA	175	191	-8.3%	354	383	-7.5%
%	48.0%	51.7%		48.4%	51.8%

EBIT	102	125	-18.8%	212	251	-15.5%
%	27.9%	33.9%		29.0%	34.0%

Central America´s Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	8,875	6,771	31.1%
Postpaid	434	395	9.9%
Prepaid	8,442	6,376	32.4%
Fixed Lines (thousands)	2,179	2,229	-2.2%

Total Lines (Wireless + Fixed, 000's)	11,055	9,000	22.8%
MOU	120	133	-9.5%
ARPU (USD)	7	9	-19.7%
Churn (%)	1.8%	1.1%	0.7

Caribbean

Our operations in the Caribbean added a total of 247 thousand wireless subscribers in the second quarter, almost three times as many as those obtained in the same period of 2007. At the end of June, we had a total of 3.9 million wireless subscribers, 34.8% more than last year and 6.7% more than in the preceding quarter. Together with our 1.7 million fixed lines in Puerto Rico and the Dominican Republic, we had a total of 5.6 million lines in the Caribbean islands.

We had revenues of 530 million dollars in the second quarter and 1.1 billion in the first half of 2008. There was a slight drop in service revenues associated with the contraction of fixed line revenues in Puerto Rico, which outweighed the rise in mobile income.

EBITDA for the period was 200 million dollars (37.8% of revenues), with the total for the first six months at 424 million dollars.

In Dominicana and Puerto Rico, our 3G services are available for over 65% of the population. Amongst all our operations, Jamaica is today the only country in which we have not launched GSM / UMTS/HSDPA services, which will be offered in the third quarter.

INCOME STATEMENT *

The Caribbean
Millions of Dollars

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	530	541	-2.0%	1,072	1,085	-1.3%

EBITDA	200	209	-4.3%	424	417	1.7%
%	37.8%	38.7%		39.6%	38.4%

EBIT	127	117	8.6%	264	234	13.0%
%	24.1%	21.7%		24.7%	21.5%

* Historical Figures include Jamaica

Caribbean´s Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	3,926	2,913	34.8%
Postpaid	881	724	21.7%
Prepaid	3,045	2,189	39.1%
Fixed Lines (thousands)	1,710	1,632	4.8%

Total Lines (Wireless + Fixed, 000's)	5,636	4,545	24.0%
MOU	272	307	-11.5%
ARPU (USD)	16	19	-16.1%
Churn (%)	3.2%	4.1%	(0.9)

United States

Tracfone, our subsidiary in the US, gained a total of 213 thousand new subscribers in the second quarter to finish June with 10.1 million clients, up 17.9% year-on-year and 2.1% sequentially.

Our second quarter revenues of 371 million dollars were 8.4% higher than those obtained a year ago driven by service revenues which grew 12.1% in annual terms. In the first semester revenues were up 4.9% year-on-year to 728 million dollars in spite of a 25.4% decline in equipment revenues, with service revenues rising 9.0%

EBITDA for the quarter nearly tripled that of a year earlier, reaching 88 million dollars. Relative to revenues the margin climbed almost 15 percentage points in the period to 23.6% . The former figures do not include a one-time charge associated with the purchase of stock options held by Tracfone employees that under US GAAP is accounted for as compensation.

Although ARPUs came down 6.7% year-on-year, the cost of the airtime has fallen at an even faster rate, driving the expansion of the EBITDA margin.

INCOME STATEMENT

United States
Millions of Dollars

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Revenues	371	343	8.4%	728	694	4.9%

EBITDA	88	30	195.7%	163	98	67.2%
%	23.6%	8.6%		22.4%	14.1%

EBIT	81	24	240.0%	150	87	73.8%
%	21.8%	7.0%		20.7%	12.5%

United States´ Operating Data

	2Q08	2Q07	Var.%

Wireless Subscribers (thousands)	10,108	8,576	17.9%
MOU	75	69	8.3%
ARPU (USD)	11	12	-6.6%
Churn (%)	3.7%	4.7%	(1.0)

Exchange Rates

	2Q08	2Q07	Var.%	Jan - Jun 08	Jan - Jun 07	Var.%

Mexico
EoP	10.28	10.87	-5.4%	10.28	10.87	-5.4%
Average	10.36	10.86	-4.6%	10.56	10.97	-3.8%

Brazil
EoP	1.59	1.93	-17.4%	1.59	1.93	-17.4%
Average	1.64	1.96	-16.6%	1.68	2.03	-17.1%

Argentina
EoP	3.03	3.09	-2.2%	3.03	3.09	-2.2%
Average	3.10	3.09	0.3%	3.13	3.09	1.1%

Chile
EoP	526	527	-0.2%	526	527	-0.2%
Average	489	526	-7.0%	471	534	-11.8%

Colombia
EoP	1,923	1,958	-1.8%	1,923	1,958	-1.8%
Average	1,820	2,000	-9.0%	1,844	2,106	-12.5%

Guatemala
EoP	7.55	7.72	-2.2%	7.55	7.72	-2.2%
Average	7.49	7.68	-2.5%	7.60	7.70	-1.3%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.06	19.03	0.2%	19.04	19.03	0.1%

Nicaragua
EoP	0.53	0.59	-9.9%	0.53	0.59	-9.9%
Average	0.54	0.59	-9.2%	0.55	0.60	-8.3%

Peru
EoP	2.97	3.17	-6.4%	2.97	3.17	-6.4%
Average	2.89	3.17	-9.0%	2.87	3.18	-9.7%

Paraguay
EoP	3,930	5,140	-23.5%	3,930	5,140	-23.5%
Average	4,033	5,097	-20.9%	4,295	5,132	-16.3%

Uruguay
EoP	19.43	23.97	-18.9%	19.43	23.97	-18.9%
Average	19.71	24.00	-17.9%	20.23	24.13	-16.2%

Dominican
EoP	34.39	33.40	3.0%	34.39	33.40	3.0%
Average	34.27	32.82	4.4%	34.17	33.00	3.6%

Jamaica
EoP	71.37	68.2	4.7%	71.37	68.2	4.7%
Average	71.24	67.9	4.9%	71.26	67.7	5.2%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2008

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer